SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


        Under the Securities Exchange Act of 1934 (Amendment No. __)


                          Prime Group Realty Trust
-------------------------------------------------------------------------------
                              (Name of Issuer)


      Common Shares of Beneficial Interest, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                74158J 10 3
-------------------------------------------------------------------------------
                               (CUSIP Number)


                                 Gwen Klees
                            Senior Legal Counsel
                                 Cadim inc.
                     800, Square Victoria, Bureau 4400
                              Case postale 118
                          Montreal, Quebec H4Z 1B7
                               (514) 875-3360
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 19, 2001
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          (Date of Event Which Requires Filing of this Statement)


           If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]



                       (Continued on following pages)

                            (Page 1 of 13 Pages)

CUSIP NO.: 74158J 10 3           SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      Cadim inc.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                      (b)  |X|
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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           WC

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                             QUEBEC

-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

NUMBER OF                             0
SHARES                            ---------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY
EACH                                  7,944,893*
REPORTING                         ---------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER

                                      0
                                  ---------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                      7,944,893*
                                  ---------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             7,944,893*
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             33.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                        CO
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
                                                                  Page 3 of 13

CUSIP NO.: 74158J 10 3         SCHEDULE 13D
-------------------------------------------------------------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Cadim Acquisition, LLC
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                      (b)  |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           AF
-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware

-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

                                      0
                                    -------------------------------------------
                             8        SHARED VOTING POWER

NUMBER OF                             7,944,893*
SHARES                              -------------------------------------------
BENEFICIALLY                 9        SOLE DISPOSITIVE POWER
OWNED BY
EACH                                  0
REPORTING                            ------------------------------------------
PERSON                       10       SHARED DISPOSITIVE POWER

                                      7,944,893*
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             7,944,893*
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [ ]

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             33.6%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                     OO (limited liability company)

-------------------------------------------------------------------------------

* On November 19, 2001, Cadim inc. ("Cadim"), Cadim Acquisition, LLC ("Cadim Acquisition"), Vornado PS, L.L.C. ("VPS") and Vornado Realty L.P. ("VRLP" and, together with VPS, the "Vornado Parties") executed a letter agreement (the "Letter Agreement") described in Item 4. By virtue of entering into the Letter Agreement, Cadim may be deemed to have formed a group with the Vornado Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Vornado Parties, directly or indirectly, hold loans of Primestone Investment Partners L.P. (the "Borrower") which are secured by a pledge of partnership units (the "Common Units") of Prime Group Realty, L.P. ("PGLP") held by the Borrower. Those Common Units are exchangeable for common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Prime Group Realty Trust (the "Company") or, at the option of the Company, cash. The Vornado Parties asserted that those loans are currently in default and commenced foreclosure proceedings against the Common Units. As such, the Vornado Parties may be deemed to be the beneficial owners of 7,944,893 Common Shares, Cadim and Cadim Acquisition may be deemed to share with the Vornado Parties beneficial ownership of the equity securities owned by the Vornado Parties, and Cadim and Cadim Acquisition may thus be deemed to beneficially own 7,944,893 Common Shares. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Prime Group Realty Trust, a Maryland real estate investment trust (the "Company"). All references to the beneficial ownership of Common Shares set forth herein assume that Common Shares are beneficially owned by the reporting persons following the acquisition of Common Units and the exchange of such Common Units for Common Shares. The Company's principal executive offices are located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) This statement is being filed by Cadim inc., a corporation incorporated under Part IA of the Companies Act (Quebec) ("Cadim"), and Cadim Acquisition, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Cadim. Cadim's principal executive offices are located at 800, Square Victoria, Suite 4400, P.O. Box 118, Montreal, Quebec H4Z 1B7.

         Cadim, a real estate company, invests mainly in non-conventional real estate products and is active in real estate investment banking and third party management. Cadim also invests in residential buildings.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 27, 2001, a copy of which is attached hereto as
Exhibit 99.1. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of Schedule 13D are set forth on
Schedule I.

         Cadim is a wholly owned subsidiary of Caisse de Depot et Placement de Quebec, a corporation organized under Chapter C-2 of An Act Respecting the Caisse de Depot et Placement de Quebec ("CDP"). CDP's principal executive offices are located at 1981, McGill College Avenue, Montreal, Quebec H3A 3C7. The fund manager of CDP, CDP Capital, is a leading fund manager in Canada, one of the largest portfolio managers in North America and the largest holder of real estate in Canada and manages assets valued at more than $125 billion Canadian dollars. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of Schedule 13D are set forth on Schedule I.

         (d) - (e) Neither Cadim Acquisition, Cadim, CDP, nor to the knowledge of Cadim Acquisition, Cadim and CDP, any of the persons specified in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the persons specified by Instruction C of the Schedule 13D is set forth on the attached Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As described in Item 4, on November 19, 2001, Cadim Acquisition paid Vornado PS, L.L.C. ("VPS") $49,989,240 for (a) an undivided fifty percent participating interest in certain loans of Primestone Investment Partners L.P. (the "Borrower") held, directly or indirectly, by VPS and Vornado Realty L.P. ("VRLP" and, together with VPS, the "Vornado Parties") and (b) a contribution to a possible joint effort with VPS with respect to a possible strategic transaction relating to the Company (although as of the date of the Letter Agreement and as of the date hereof there is no agreement among the parties as to any such joint effort). Cadim Acquisition obtained the $49,989,240 used to purchase the participating interest described above as capital contributions from Cadim, which in turn obtained these funds from its working capital.

                                                                  Page 6 of 13
ITEM 4.  PURPOSE OF THE TRANSACTION

         On November 19, 2001, Cadim, Cadim Acquisition and the Vornado Parties executed a letter agreement (the "Letter Agreement"), a copy of which is attached hereto as Exhibit 99.2, whereby Cadim Acquisition purchased (a) an undivided fifty percent participating interest in the following loans of the Borrower held, directly or indirectly, by the Vornado Parties: (i) a $62,000,000 subordinated loan made by VPS on September 26, 2000 (the "Subordinated Loan"), secured by a pledge of 7,944,893 Common Units in Prime Group Realty, L.P. ("PGLP"), the operating partnership of the Company, and (ii) a $37,957,000 loan (the "Senior Loan" and, together with the Subordinated Loan, the "Loans") that was made in the original principal amount of $40,000,000 in September 2000 by P-B Finance Ltd., an affiliate of Prudential Securities Credit Corp., L.L.C. ("PBF"), that is secured by a pledge of the same 7,944,893 Common Units that secure the Subordinated Loan and that was acquired by VPS on October 31, 2001, and
(b) a contribution to a possible joint effort with VPS with respect to a possible strategic transaction relating to the Company (although as of the date of the Letter Agreement and as of the date hereof there is no agreement among the parties as to any such joint effort). The Common Units are exchangeable for 7,944,893 Common Shares or, at the option of the Company, an amount of cash equal to the fair market value of 7,944,893 Common Shares at the time of the exchange.

         The Letter Agreement provides, among other things, that (i) if the Common Units or Common Shares are acquired in the foreclosure proceedings as a result of a credit bid by the parties of all or part of the unpaid amount of the Loans, such Common Units or Common Shares shall be distributed fifty percent to the Vornado Parties and fifty percent to Cadim Acquisition, (ii) at any time prior to the completion of the sale of the collateral for the Loans pursuant to a foreclosure proceeding or the commencement of a bankruptcy, insolvency or other similar proceeding involving the Borrower that results in the disposition of the collateral securing the Loans, Cadim Acquisition may elect to purchase all of the interest in the Loans held by VPS, (iii) the Vornado Parties and Cadim Acquisition shall not, for a period of at least six months after any acquisition of Common Shares, sell or otherwise transfer or dispose of such Common Shares, and shall not take any action to solicit or encourage any inquiries or the making of any proposal or offer with respect to an acquisition of such Common Shares or a merger, acquisition or other business combination transaction with the Company, without the permission of the other parties, (iv) after the date that is six months following the date Common Units or Common Shares are acquired by VPS or Cadim Acquisition if VPS and Cadim Acquisition have made an offer to the Company to enter into a business combination transaction with the Company and that offer has been rejected, each of VPS and Cadim Acquisition shall have a right of first offer with respect to the sale of Common Units or Common Shares by the other party, and (v) if VPS acquires the Common Units or Common Shares as the result of a credit bid in the foreclosure proceedings or VPS acquires the right to do so due to a bankruptcy filing or otherwise, VPS shall deliver to the Board of Trustees of the Company the resignation letters of Michael W. Reschke and Richard S. Curto, each dated September 26, 2000 and delivered to the Vornado Parties pursuant to the Subordinated Loan. Vornado has informed Cadim that it has become entitled to deliver those letters to the Board of Trustees of the Company, but that Messrs. Reschke and Curto have asserted that they have rescinded their resignations. In addition, the Vornado Parties have the right to request the Board of Trustees of the Company to elect a person named by the Vornado Parties to the Board of Trustees of the Company, and in the Letter Agreement the Vornado Parties and Cadim Acquisition have agreed to cause the Vornado Parties to exercise or not exercise such right at such time as VPS and Cadim Acquisition shall jointly agree.

         Cadim and Cadim Acquisition's potential actions with respect to the Common Stock are subject to a Confidentiality and Standstill Agreement (the "CSA Agreement") entered into by Cadim and PGLP on July 5, 2001 and amended by Cadim, PGLP and the Company on October 12, 2001, a copy of which has been attached hereto as Exhibit 99.3, whereby Cadim and the Company agreed, among other things, that none of Cadim or any of its affiliates that have received confidential information regarding the Company shall purchase, directly or indirectly, any Common Shares, or take certain actions relating to a possible strategic transaction involving the Company, including discussion with third parties, for a period of two years without the prior written consent of the Company. On November 16, 2001, Cadim, PGLP and the Company entered into a Consent and Agreement (the "Consent and Agreement"), a copy of which has been attached hereto as Exhibit 99.4, whereby Cadim and the Company agreed, among other things, (i) to waive certain ownership limits with respect to Cadim to the extent necessary to allow Cadim and its affiliates to become the beneficial owners of all or a portion of the Common Shares pledged under the Loans, (ii) that Cadim may engage in discussions with, or entertain the possibility of a joint proposal together with, the Vornado Parties regarding a possible strategic transaction involving the Company, (iii) that any business combination of the Company with Cadim or Cadim Acquisition has been exempted from the provisions of Section 3-602 of the Maryland Business Combination Act provided it is first approved by the Board of Trustees of the Company, and
(iv) in the event that Cadim or Cadim Acquisition becomes the beneficial owner of any of the Common Units, the Company shall cause the exchange of all such Common Units for Common Shares within five days thereof.

         On October 25, 2001, the scheduled maturity of the Subordinated Loan, the Borrower failed to pay the amount due under the Subordinated Loan at maturity, and VPS declared a default as a result of such failure. On October 26, 2001, PBF declared a default under the Senior Loan resulting from such default under the Subordinated Loan. VPS commenced foreclosure proceedings against the Common Units securing the Loans pursuant to which the Common Units would be offered at public auction pursuant to the foreclosure provisions of the Uniform Commercial Code. Any of Cadim, Cadim Acquisition, the Vornado Parties and any of their affiliates may bid at any such foreclosure auction, subject to the limitations in the agreements described above. On November 19, 2001, the Borrower commenced a bankruptcy proceeding in the United States Bankruptcy Court in Delaware. As a result, the foreclosure auction has been automatically stayed, such stay remaining in effect until the bankruptcy court grants relief therefrom. On November 27, 2001, VPS filed a motion in the bankruptcy court to dismiss the bankruptcy case or, in the alternative, grant VPS relief from the automatic stay.

         The preceding summaries of the Letter Agreement, the CSA Agreement and the Consent and Agreement do not purport to be complete. Reference is made to the full text of each agreement that is filed as an exhibit to this statement and is incorporated in this Schedule 13D by this reference.

         Each of Cadim and Cadim Acquisition will continue to assess its position relative to the Borrower and the Company and, depending on market conditions, the Company's financial condition, business, operations and prospects and other factors, and subject to contractual agreements with the Company to which it is a party (including the CSA Agreement and the Consent and Agreement and the limitations set forth therein), may take such actions in connection with the foreclosure proceedings, bankruptcy proceedings or other legal procedures or proceedings as it may deem to be appropriate in the circumstances; acquire or cause the disposition of the Common Units securing the Loans (or the Common Shares for which such Common Units are exchangeable), through foreclosure or otherwise; and/or take any other action which it may deem to be appropriate in the circumstances.

         It is possible that Cadim and/or Cadim Acquisition, with or without the Vornado Parties, may from time to time formulate preliminary plans or proposals of one sort or another with respect to a possible strategic transaction relating to the Company. Cadim and Cadim Acquisition do not expect to amend this Schedule 13D with respect to any such plans or proposals until such time (if ever) as those plans or proposals become definitive enough to warrant such disclosure.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) By reason of the execution of the Letter Agreement described in Item 4 of this Schedule 13D, Cadim and Cadim Acquisition may be deemed to have formed a group with the Vornado Parties for purposes of Rule 13d-5 under the Exchange Act, and accordingly may be deemed to share with the Vornado Parties beneficial ownership of the equity securities that may be beneficially owned by the Vornado Parties. As such, Cadim and Cadim Acquisition may be deemed to beneficially own 7,944,893 Common Shares representing approximately 33.6% of the total outstanding Common Shares. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

         (c) Other than the execution of the Letter Agreement, the CSA Agreement and the Consent and Agreement described in Item 4 of this
Schedule 13D, none of Cadim Acquisition, Cadim, CDP or, to Cadim Acquisition, Cadim and CDP's knowledge, any of the persons named on the attached Schedule I has effected any transactions in Common Shares in the past 60 days.

         (d)      Except as described in Item 4 above, not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Reference is made to Item 4 above.

           Except as provided in the Letter Agreement, the CSA Agreement, the Consent and Agreement and as otherwise referred to or described in this
Schedule 13D, to Cadim Acquisition and Cadim's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Cadim Acquisition, Cadim and the Company or any other person with respect to securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                  Description
----------                   -----------
99.1 Joint Filing Agreement, dated November 27, 2001, among Cadim Acquisition, LLC and Cadim inc.
99.2 Letter Agreement, dated November 19, 2001, among Cadim Acquisition, LLC, Cadim inc.,Vornado PS, L.L.C. and Vornado Realty, L.P.
99.3 Confidentiality and Standstill Agreement, dated as of July 5, 2001, between Prime Group Realty, L.P. and Cadim inc., as amended by the First Amendment to Confidentiality and Standstill Agreement, dated as of October 12, 2001, by and among Prime Group Realty, L.P., Prime Group Realty Trust and Cadim inc.
99.4 Consent and Agreement, dated November 16, 2001, among Prime Group Realty Trust, Prime Group Realty, L.P. and Cadim inc.

                                 SCHEDULE I

               Information Concerning Executive Officers and
                          Directors of Cadim inc.

           The current executive officers and directors of Cadim are listed below. Cadim's principal executive offices are located at 800, Square Victoria, Suite 4400, PO Box 118, Montreal, Quebec H4Z 1B7. Unless otherwise indicated, the business address listed for each individual not principally employed by Cadim is also the address of the corporation or other organization which principally employs that individual.

                                       CORPORATE OFFICERS
                                       ------------------
NAME                              PRESENT POSITION WITH CADIM                                   CITIZENSHIP
Andre Collin                      President and Chief Operating Officer                          Canadian
Richard Dansereau                 Vice-President, Investments                                    Canadian
Sylvie Drouin                     Vice-President, Legal Affairs                                  Canadian
Pierre Gibeault                   Vice-President, Investments                                    Canadian
Line Lefebvre                     Vice-President, Finance and Administration                     Canadian
Genevieve B. Beaulieu             Corporate Secretary and Director, Administration               Canadian



                                             DIRECTORS
                                             ---------

NAME                       POSITION/PRESENT PRINCIPAL        PRINCIPAL BUSINESS ADDRESS    CITIZENSHIP
                            OCCUPATION OR EMPLOYMENT
Fernand Perreault      Senior Vice President, CDP Group,   1981 McGill College Avenue 8th      Canadian
                       President, CDP Real Estate          floor, Montreal, Quebec
                       and Chairman, Cadim Inc.            H3A 3C7

Andre Collin           President and Chief Operating       800 Square Victoria                 Canadian
                       Officer                             Suite 4400
                                                           Montreal, Quebec
                                                           H4Z 1B7

Andre Charest          Vice President, Administration and  The Montreal World Trade Centre     Canadian
                       Finance CDP Real Estate             383 St-Jacques Street
                                                           Suite 720
                                                           Montreal, Quebec
                                                           H2Y 1N9

Pierre Duhaime         Vice President, Investments         The Montreal World Trade Centre     Canadian
                       Management, CDP Real Estate         383 St-Jacques Street
                                                           Suite 720
                                                           Montreal, Quebec
                                                           H2Y 1N9

Jean-Yves Gagnon       Chairman of the Board and General   333 Jean-Lesage Blvd                Canadian
                       Manager, Societe de l'assurance     Quebec, Quebec
                       automobile du Quebec (SAAQ)         G1K 8J6


                                                                  Page 10 of 13


Ghislaine Laberge      Consultant in Real Estate Financing 107 des Passereaux Street           Canadian
                                                           Nuns Island
                                                           Verdun, Quebec
                                                           H3E 1X3

Alain Lapointe         Director, Center for International  3000 Cote St-Catherine Road         Canadian
                       Business Studies, Ecole des Hautes  Suite 4.117
                       Etudes Commerciales (HEC)           Montreal, Quebec
                                                           H3T 2A7
Michel Sanschagrin     Vice President and General          1080 Saint-Louis Road               Canadian
                       Manager, Actuarial and Control      C.P. 1907,  Succ. Terminus
                       Services, Industrial Alliance       Sillery, Quebec
                                                           G1K 7M3

Alain Tessier          Consultant, Finance and             1981, McGill College Avenue         Canadian
                       Information Technologies, CDP       6th floor
                       Capital                             Montreal, Quebec
                                                           H3A 3C7

               Information Concerning Executive Officers and
                              Directors of CDP

           The current executive officers and directors of CDP are listed below. CDP's principal executive offices are located at 1981, McGill College Avenue, Montreal, Quebec H3A 3C7. Unless otherwise indicated, the business address listed for each individual not principally employed by Cadim is also the address of the corporation or other organization which principally employs that individual.


                                       CORPORATE OFFICERS
                                       ------------------

NAME                              PRESENT POSITION WITH CADIM                                   CITIZENSHIP
Jean-Claude Scraire               Chairman of the Board and Chief Executive Officer              Canadian
Michel Nadeau                     Assistant General Manager, CDP Group and President             Canadian
                                  CDP Capital
Jean-Claude Cyr                   Executive Vice President, CDP Group Investment                 Canadian
                                  Planning and Management
Bertrand Lauzon                   Executive Vice President, CDP Group Finance and                Canadian
                                  Information Technologies
Fernand Perreault                 Senior Vice President, CDP Group and President, CDP            Canadian
                                  Real Estate
Claude Seguin                     President, CDP Private Equity                                  Canadian



                                             DIRECTORS
                                             ---------

NAME                         POSITION/PRESENT PRINCIPAL      PRINCIPAL BUSINESS ADDRESS   CITIZENSHIP
                              OCCUPATION OR EMPLOYMENT
Jean-Claude Scraire       Chairman of the Board and Chief  1981, McGill College Avenue         Canadian
                          Executive Officer                Montreal, Quebec
                                                           H3A 3C7

Guy Morneau               Deputy Chairman of the Board,    2600 Laurier Boulevard              Canadian
                          President and General Manager,   Suite 546
                          Regie des rentes du Quebec       Quebec, Quebec
                                                           G1V 4T3

Jean-Claude Bachand       Lawyer                           Fraser Milner Casgrain              Canadian
                                                           1, Place Ville-Marie
                                                           Suite 3900
                                                           Montreal, Quebec
                                                           H3B 4M7

Luc Bessette              President, Commission            475, Saint-Amable Street            Canadian
                          administrative des regimes de    Quebec, Quebec
                          retraite et d'assurances         G1R 5X3

Rodrigue Biron            Corporate Director, Rodrigue     Rodrigue Biron et Associes          Canadian
                          Biron et Associes                305, de la Place St-Laurent
                                                           Road
                                                           St-Augustin-de-Desmaures
                                                           Cap-Rouge Quebec
                                                           G1Y 3G9

                                                                  Page 12 of 13



Alaban D'Amours           President, Confederation des     100 des Commandeurs Avenue          Canadian
                          caisses populaire et d'economie  Levis, Quebec
                          Desjardins du Quebec.            G6V 7N5

Yves Filion               Deputy Chief Executive Officer,  75 Rene-Levesque Blvd West          Canadian
                          Hydro-Quebec                     Montreal, Quebec
                                                           H2Z 1A4

Jean-Yves Gagnon          Chairman and Chief Executive     333 Jean-Lesage Boulevard           Canadian
                          Officer, Societe de l'assurance  Quebec, Quebec
                          automobile du Quebec             G1K 8J6

Henri Masse               President, Federation des        545 Cremazie Boulevard East         Canadian
                          travailleurs et travailleuses    17th floor
                          du Quebec                        Montreal, Quebec
                                                           H2M 2V1

Gilles Godbout            Deputy Minister, Ministere des   12 St-Louis Street                  Canadian
                          Finances Gouvernement du Quebec  Quebec, Quebec
                                                           G1R 5L3

Thomas O. Hecht           Chairman Emeritus, Technologies  5485 Pare Street                    Canadian
                          IBEX                             Montreal, Quebec
                                                           H4P 1P7

Marc Laviolette           Confederation des sydicats       1601 Delormier Street               Canadian
                          nationaux                        Montreal, Quebec
                                                           H2K 4M5

Nicole Trudeau            Member and Vice-President,       500 Rene-Levesque Boulevard         Canadian
                          Commission municipale du Quebec  West
                                                           Suite 24.200
                                                           Montreal, Quebec
                                                           H2Z 1W7



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               CADIM INC.



                               By:  /s/  Richard Dansereau
                               Name:     Richard Dansereau
                               Title:    Vice-President, Investments


                               By:  /s/  Line Lefebvre
                               Name:     Line Lefebvre
                               Title:    Vice-President, Finance and
                                         Administrator


                               CADIM ACQUISITION, LLC

                               By:  Cadim Holdings U.S. Inc., its sole member



                               By:  /s/  Richard Dansereau
                               Name:     Richard Dansereau
                               Title:    Vice-President


                               By:  /s/  Line Lefebvre
                               Name:     Line Lefebvre
                               Title:    Vice-President





Dated: November 27, 2001